Form C

Cover Page

Name of issuer:

TEMPLE I, LLC

Legal status of issuer:

Form: Limited Liability Company

Jurisdiction of Incorporation/Organization: PA

Date of organization: 6/26/2020

Physical address of issuer:

85 BROAD ST, 16TH FL
NEW YORK NY 10004

Website of issuer:

http://techmansion.co

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

4.5% of the offering amount upon a successful fundraise, and be entitled to reimbursement for out-of-pocket third party expenses it pays or incurs on behalf of the Issuer in connection with the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

No

Type of security offered:

☐ Common Stock
☐ Preferred Stock
☐ Debt
☑ Other

If Other, describe the security offered:

Membership Interests

Target number of securities to be offered:

50,000

Price:

$1.00000

Method for determining price:

Dividing pre-money valuation $1,177,750 by number of membership interests outstanding on fully diluted basis.

Target offering amount:

$50,000.00

Oversubscriptions accepted:

☑ Yes
☐ No

If yes, disclose how oversubscriptions will be allocated:

☐ Pro-rata basis
☐ First-come, first-served basis

☑ Other

If other, describe how oversubscriptions will be allocated:

As determined by the issuer

Maximum offering amount (if different from target offering amount):

$250,000.00

Deadline to reach the target offering amount:

4/30/2023

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees:

0

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$1,745,819.00	$1,539,901.00
Cash & Cash Equivalents:	$53,559.00	$14,961.00
Accounts Receivable:	$0.00	$0.00
Short-term Debt:	$0.00	$1,176,325.00
Long-term Debt:	$1,400,000.00	$0.00
Revenues/Sales:	$31,689.00	$0.00
Cost of Goods Sold:	$0.00	$0.00
Taxes Paid:	$0.00	$0.00
Net Income:	($17,757.00)	$0.00

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

TEMPLE I, LLC

COMPANY ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer.
- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

INSTRUCTION TO QUESTION 2: If any of these statements are not true, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Philip Michael	CEO	NYCE, Inc	2021

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Philip Michael	CEO	2021

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
MFP Invest, LLC (a subsidiary of Nyce Companies, Inc.)	700000.0 Membership Interests	59.43

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

> For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. ***Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.***

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

> A new COVID-19 outbreak: The lockdown as a result of the global pandemic reduced rental activity significantly as students attended virtual classes. Another lockdown could reduce demand for student housing.
>
> Rising interest rates: The Federal Reserve has increased interest rates, creating a tougher financing environment. With higher interest rates, the increased cost of capital may eat into cash flows.
>
> Inflation: Real estate is typically tied to inflation insofar as rising costs equal rising

rents as well. A deflationary environment could lead to short-term drops in asset value.

Seasonal renting: Student housing complexes typically rent out by semester, which means an inability to lease a building out fully by semester start could lead to temporary room vacancies until next semester.

Management turnover: In the event of a new property management company, there will be a short-term transition that could lead to costs and income reduction as the transition takes place.

Natural disasters: Floods, fires, and other "acts of God" could have material impact on the project.

Changing government policy and/or international crises could have an impact on general repair, electricity and maintenance costs.

Illiquidity: Real estate is not a liquid asset, meaning it may be difficult to sell quickly at Fair Market Value in the event of a sudden need for liquidity.

This offering is being conducted for a subsidiary. TEMPLE I, LLC is a single-asset subsidiary of MFP Invest, LLC, a wholly-owned subsidiary of NYCE Companies, Inc. As a majority shareholder, NYCE may collect any monies lent to TEMPLE I, LLC. TEMPLE I, LLC is managed by NYCE Companies, Inc., which is run by CEO Philip Michael and its board.

The financial success of the Company may be sensitive to adverse changes in general economic conditions in the United States, such as recession, inflation, unemployment, and interest rates, and overseas, such as currency fluctuations. The Company has no control over these changes.

Damage to our reputation could negatively impact our business, financial condition, and results of operations.

Our reputation is critical to our business and success. Any incident that erodes consumer loyalty for our company could significantly reduce its value and damage our
business. We may be adversely affected by any negative publicity, regardless of itsaccuracy. Also, there has been a marked increase in the use
platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which
may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly andbroadly, without affording u

Our Property will be subject to the risks typically associated with real estate.

Our Property will be subject to the risks typically associated with real estate. The value of real estate may be adversely affected by a number of risks, including:

· natural disasters such as hurricanes, earthquakes and floods;

acts of war or terrorism, including the consequences of terrorist attacks;

adverse changes in national and local economic and real estate conditions;

an oversupply of (or a reduction in demand for) and the attractiveness of the Property to prospective tenants;

costs of remediation and liabilities associated with environmental conditions; and;

the potential for uninsured or underinsured property losses.

· changes in governmental laws and regulations, fiscal policies and zoning ordinances and the related costs of compliance therewith and the potential for liability under applicable laws;

The value of the Property will be affected significantly by its ability to generate cash flow and net income, which in turn depends on the amount of rental or other income that can
be generated net of expenses required to be incurred withrespect to the Property. Many expenditures associated with the Property (such as
a reduction in income from the Property. These
factors may have amaterial adverse effect on the value that we can realize from the Property.

Rising oil and gas prices might have a significant effect on the on our business operations and revenue projections.

We predict that volatile gas prices could negatively affect the Company's revenue. The increased gas prices could lead to the increased cost of the heating and maintenance of the properties.

Many factors impact the residential rental market, and if rents do not increase sufficiently to keep pace with rising costs of operations, our income and distributable cash will decline.

The success of our business model depends, in part, on conditions in the residential rental market. Our acquisitions will be premised on assumptions about occupancy levels and rental rates, and if those assumptions prove to be inaccurate, our cash flows and profitability will be reduced.

We anticipate involvement in a variety of litigation.

We anticipate involvement in a range of legal actions
in the ordinary course of business. These actions may includeeviction proceedings and other landlord-tenant disputes, challenges to title and ownership rights and issues with local housing officials arising from the condition or maintenance of the Property. These actions can be time consuming and expensive. We cannot assure you that we will not be subject to expenses and losses that may adversely affect ouroperating results.

We may not be able to sell the Property at a price equal to, or greater than, the total amount of capital we have invested in the Property, which may lead to a decrease in the value of the Securities.

The value of the Property to a potential purchaser may not increase over time, which may restrict our ability to sell a property, or if we are able to sell such property, may lead to a sale price less than the price that we paid to purchase aProperty. Such loss, would reduce the value of the Securities.

We may be unable to renew leases or re-lease space as leases expire.

If tenants do not renew their leases upon expiration, we may be unable to re-lease the vacated space. Even if the tenants do re-lease the lease or we are able to re-lease to a new tenant, the terms and conditions of the new lease may not be as favorable as the terms and conditions of the expired lease. If the rental rates for the Property decrease or we are not able to release a significant portion of our available and soon-to-be-available space, our financial condition, results ofoperations, cash flow, the market value of our Securities and our ability to satisfy our debt obligations and to makedistributions to our Investor could be adversely affected.

The actual rents we receive for the Property may be less than estimated market rents, and we may experience a decline in realized rental rates from time to time, which could adversely affect our financial condition, results of operations and cash flow.

As a result of potential factors, including competitive pricing pressure in the residential rental market, a general economic downturn and the desirability of the Property compared to other, we may be unable to realize our estimated market rentsfor the Property. In addition, depending on market rental rates at any given time as compared to expiring leases in the Property, from time to time rental rates for expiring leases may be higher than starting rental rates for new leases. If we are unable to obtain sufficient rental rates for the Property, then our ability to generate cash flow growth will benegatively impacted.

We may be required to make rent or other concessions and/or significant capital expenditures to improve the Property in order to retain and attract tenants, generate positive cash flow or to make the Property suitable for sale, which could adversely affect us, including our financial condition, results of operations and cash flow.

In the event there are adverse economic conditions in the real estate market which leads to an increase in tenant defaults, lower rental rates and less demand for residential real estate space in that market, we may be more inclined to increase tenant improvement allowances or concessions to tents, accommodate increased requests for renovations and offerimprovements or provide additional services to our tenant all of which could negatively affect our cash flow. If the necessary capital is unavailable, we may be unable to makethese potentially significant capital expenditures. This could result in non- renewals by tenants upon expiration of their leases and our vacant space remaining untenanted, which could adversely affect our financial condition, results ofoperations, cash flow and the market value of our Securities.

Our dependence on rental revenue may adversely affect us, including our profitability, our ability to meet our debt obligations and our ability to make distributions to our Investors.

Our income will be primarily derived from rental revenue from the Property. As a result, our performance will depend on our ability to collect rent from tenants. Our income and funds for distribution would be adversely affected if a significant number of our tenants:

delay lease commencements;

decline to extend or renew leases upon expiration;

fail to make rental payments when due; or

declare bankruptcy.

Any of these actions could result in the termination of such tenants' leases with us and the loss of rental revenue attributable to the terminated leases. In these events, we cannot assure you that such tenants will renew those leases or that we will be able to re-lease spaces on economically advantageous terms or at all. The loss of rental revenues from our tenants and our inability to replace such tenants may adversely affect us, including our profitability, our ability to meet our debt and other financial obligations and our ability to make distributions to our Investors.

We will engage in development, redevelopment or repositioning activities, which could expose us to different risks that could adversely affect us, including our financial condition, cash flow and results of operations.

We intend to engage in development, redevelopment or repositioning activities and we will be subject to certain risks,which could adversely affect us, including our financial condition, cash flow and results of operations. These risks include,without limitation:

the availability and pricing of financing on favorable terms or at all;

the availability and timely receipt of regulatory approvals;

the potential for the fluctuation of occupancy rates and rents, which may result in our investment not being profitable;

start up, development, repositioning and redevelopment costs may be higher than anticipated;

cost overruns and untimely completion of construction (including risks beyond our control, such as weather orlabor conditions or material shortages); and

changes in the pricing and availability of buyers and sellers.

These risks could result in substantial unanticipated delays or expenses and could prevent the initiation or the completion of development and redevelopment activities, any of which could have an adverse effect on our financial condition, results of operations, cash flow, the market value of our Securities and our ability to satisfy our debtobligations and to make distributions to our Investors.

Our Property may be subject to impairment charges.

We will periodically evaluate our Property for impairment indicators. The judgment regarding the existence of impairment indicators is based on factors such as market conditions, tenant performance and legal structure. For example,the early termination of, or default under, a lease by a tenant may lead to an impairment charge. If we determine that animpairment has occurred, we would be required to make a downward a Impairment charges also indicate a potential permanent adverse change in the fundamental operating characteristics of the impaired property. There is no assurance that these adverse changes will be reversed in the future and the decline in the impaired property's value could be permanent.

If a tenant declares bankruptcy, we may be unable to collect balances due under relevant leases, which could adversely affect our financial condition and ability to pay distributions to our Investors.

Any of our tenants, or any guarantor of a tenant's lease obligations, could be subject to a bankruptcy proceeding pursuantto Chapter 11 of the United States bankruptcy code. A bankruptcy filing by one of our tenants or any guarantor of a tenant's lease obligations would bar all efforts by us to collect pre-bankruptcy debts from these entities or their properties,unless we receive an enabling order from the bankruptcy court. There is no assurance the tenant or its trustee would agree to assume the lease. If a lease is rejected by a tenant in bankruptcy, we would have only a general unsecured claim for damages that is limited in amount and which may only be paid to the extent that funds are available and in the samepercentage as is paid to all other holders of unsecured claims. A tenant or lease guarantor bankruptcy could delay efforts to collect past due balances under the relevant leases and could ultimately preclude full collection of these sums. A tenant or lease guarantor bankruptcy could cause a decrease or cessation of rental payments that would mean a reduction in our cash flow and the amount available to pay distributions to our Investors.

Property taxes could increase due to property tax rate changes or reassessment, which could impact our cash flow.

The real property taxes on our Property may increase as property tax rates change or as the Property is assessed or reassessed by taxing authorities. If the property taxes we pay increase, our financial condition, results of operations, cash flow, the value of our Securities and our ability to satisfy our principal and interest obligations and to make distributions toour Investors could be adversely affected.

Uninsured losses relating to real property or excessively expensive premiums for insurance coverage, including due to the non-renewal of the Terrorism Risk Insurance Act of 2002, or the TRIA, could reduce our cash flows and the return on our Investors' investments.

There are types of losses, generally catastrophic in nature, such as losses due to wars, acts of terrorism, earthquakes,floods, hurricanes, pollution or environmental matters that are uninsurable or not economically insurable, or may be insured subject to limitations, such as large deductibles or co-payments. Insurance risks associated with such catastrophic events could sharply increase the premiums we pay for coverage against property and casualty claims. This risk isparticularly relevant with re which the U.S. federal government bore a significant portion of insured losses caused by terrorism, will expire on December 31, 2020, and there can be noassurance that Congress will act to renew or replace the TRIA following its expiration. If the TRIA is not renewed orreplaced, terrorism insurance may become difficult or impossible to obtain at reasonable costs or at all, which may resultin adverse impacts and additional costs to us.

Changes in the cost or availability of insurance due to the non-renewal of the TRIA or for other reasons could expose us touninsured casualty losses. If the Property incurs a casualty loss that is not fully insured, the value of our assets will be reduced by any such uninsured loss, which may reduce the value of our Investors' investments. In addition, other than anyworking capital reserve or other reserves we may establish, we have no source of funding to repair or reconstruct any uninsured property. Also, to the extent we must pay unexpectedly large amounts for insurance, we could suffer reducedearnings that would result in lower distributions to Investors.

Additionally, mortgage lenders insist in some cases that multifamily property owners purchase coverage against terrorism as a condition for providing mortgage loans. Accordingly, to the extent terrorism risk insurance policies are not availableat reasonable costs, if at all, our ability to finance or refinance the Property could be impaired. In such instances, we may be required to provide other financial support, either through financial assurances or self-insurance, to cover potentiallosses. We may not have adequate, or any, coverage for such losses.

Climate change may adversely affect our business.

To the extent that climate change does occur and affects the markets that we invest in, we may experience extreme weather and changes in precipitation and temperature, all of which may result in physical damage or a decrease in demand for a property that we acquire. Should the impact of climate change be material in nature or occur for lengthyperiods of time, the financial the impact of climate change be material in nature or occur for lengthyperiods of time, the financial condition or results of operations for the Property would be adversely affected. In addition,changes in federal and state legislation and regulation on climate change could result in increased capital expenditures toimprove the energy efficiency of the Property that we acquire in order to comply with such regulations

Tenant relief laws may negatively impact our rental income and profitability.

We may be involved in evicting residents who are not paying their rent or are otherwise in material violation of the termsof their lease. Eviction activities will impose legal and managerial expenses that will raise our costs. The eviction process is typically subject to legal barriers, mandatory "cure" policies and other sources of expense and delay, each of which maydelay our ability to gain possession and stabilize the home. Additionally, state and local landlord-tenant laws may impose legal duties to assist residents in relocating to new housing or restrict the landlord's ability to recover certain costs or charge residents for damage that residents cause to the landlord's premises. We and any property managers we hire willneed to be familiar with and take all appropriate steps to comply with all applicable landlord-tenant laws, and we will need to incur supervisory and legal expenses to ensure such compliance. To the extent that we do not comply with state orlocal laws, we may be subjected to civil litigation filed by individuals, in class actions or by s pay our adversaries' litigation fees and expenses if judgment is entered against us in such litigationor if we settle such litigation.

Real estate investments are relatively illiquid and may limit our flexibility.

Real estate investments are relatively illiquid, which may tend to limit our ability to react promptly to changes in economic or other market conditions. Our ability to dispose of the Property in the future will depend on prevailingeconomic and market conditions. Our inability to sell the Property on favorable terms or at all could have an adverse effect on our sources of working capital and our ability to satisfy our debt obligations

The failure of any bank in which we deposit our funds could reduce the amount of cash we have available to pay distributions to our Investors and make additional investments.

We intend to diversify our cash and cash equivalents among several banking institutions in an attempt to minimize exposure to any one of these entities. However, the Federal Deposit Insurance Corporation, or FDIC, only insuresamounts up to $250,000 per depositor per insured bank. We expect to have cash and cash equivalents and restricted cash deposited in certain financial institutions in excess of federally insured levels. If any of the banking institutions in whichwe have deposited funds ultimately fails, we may lose our deposits over $250,000.

Potential development and construction delays and resultant increased costs and risks may hinder our operating results and decrease our net income.

The Property will be subject to the uncertainties associated with the development and construction of real property, including those related to re-zoning land for development, environmental concerns of governmental entities and community groups and our builders' ability to build in conformity with plans, specifications, budgeted costs and timetables. If a builder fails to perform, we may resort to legal action to rescind the purchase or the construction contract or to compel performance. A builder's performance may also be affected or delayed by conditions beyond the builder's control. Delays in completing construction could also give tenants the right to terminate preconstruction leases/purchase agreements. We may incur additional risks when we make periodic progress payments or other advances to builders before they complete construction. These and other factors can result in increased costs of a project or loss of our investment. In addition, we will be subject to normal lease-up risks relating to newly constructed projects. We also must rely on rental income and expense projections and estimates of the fair market value of property upon completion of construction when agreeing upon a purchase price at the time we acquire the property. If our projections are inaccurate, we may pay too muchfor a property, and the return on our investment could suffer.

Costs imposed pursuant to governmental laws and regulations may reduce our net income and the cash available fo rdistributions to our Investors.

Real property and the operations conducted on real property are subject to federal, state and local laws and regulations relating to protection of the environment and human health. We could be subject to substantial liability in the form offines, penalties or damages for noncompliance with these laws and regulations. Even if we are not subject to liability, other costs, which we would undertake to avoid or mitigate any such liability, such as the cost of removing or remediating hazardous or toxic substances could be substantial. These laws and regulations generally govern wastewater discharges, air emissions, the operation and removal of underground and above-ground storage tanks, the use, storage,treatment, transportation and disposal of solid and hazardous materials, the remediation of contamination associated withthe release or disposal of solid and hazardous materials, the presence of toxic building materials and other health and safety-related concerns.

The presence of hazardous substances, including hazardous substances that have not been detected, or the failure to properly manage or remediate these substances, may hinder our ability to sell, rent or pledge such property as collateral for future borrowings. Any material expenditures, fines, penalties or damages we must pay will reduce our abilityto make distributions to our Investors and may reduce the value of your investment.

Certain environmental laws and common law principles could be used to impose liability for the release of and exposure to hazardous substances, including

asbestos-containing
materials and lead- based paint. Third parties may seek recoveryfrom real property owners or operators
for personal injury or property damage associated with exposure to releasedhazardous substances
and governments may seek recovery for natural resource damage. The costs
of defending againstclaims of environmental liability, of complying with environmental regulatory
requirements, of remediating any contaminated property, or of paying
personal injury, property damage or natural resource damage claims could reduce theamounts available
for distribution to our Investors.

The cost of defending against claims of liability, of compliance with environmental regulatory requirements,
of remediating any contaminated property, or of paying personal injury
claims could materially adversely affect ourbusiness, assets or results of operations and, consequently, amounts available for distribution to o
risks described here even if we do not know about the hazardous materials and if
the previous owners did not know about the hazardous materials on the property.

In addition, when excessive moisture accumulates in buildings or on building
materials,
mold growth may occur,particularly if the moisture problem remains undiscovered or is not addressed over a period of time. Some molds ma
indoor exposure to mold has been increasing, as exposure to mold may cause a
variety of adverse health effects and symptoms, including allergic or other
reactions. As a result, the presence of significant mold at any of our projects
could require us to undertake a
costly remediation program to contain or removethe mold from the affected property or development project, which
would adversely affect our operating results.

Environmental laws also may impose liens on property or restrictions on the
manner in which property may be used or businesses may be operated, and these
restrictions may
require substantial expenditures or prevent us or our propertymanager and its assignees from operating the Property. Some of these laws an
with new or more stringent standards as of future dates. Compliance with new
or more stringent laws or regulations or stricter interpretation of existing laws
may require us to incur material expenditures. Future laws, ordinances or
regulations may impose material environmental liability.

Costs associated with complying with the Americans with Disabilities Act and
similar laws (including but not limited to Fair Housing Amendments Act of 1988
and the rehabilitation Act of 1973) may decrease cash available for
distributions to our Investors.

The Property may be subject to the Americans with Disabilities Act of 1990, as
amended, or the ADA. Under the ADA, all places of public accommodation are
required to comply
with federal requirements related to access and use bydisabled persons. The Fair Housing Amendments Act of 1988 requires apartment comr
to comply with design and construction requirements for disabled access. For projects receiving federal
funds,the Rehabilitation Act
of 1973 also has requirements regarding disabled access. If the Property is not in compliance withsuch laws, then we could be required
to incur additional costs to bring the property into compliance. We cannot predict
the ultimate amount of the cost of compliance with such laws. Noncompliance
with these laws could
also result in theimposition of fines or an award of damages to private litigants. Substantial costs
incurred to comply with such laws, aswell as fines or damages resulting from actual or alleged
noncompliance with such laws, could adversely affect us, including our future
results of operations and cash flows

A prolonged economic slowdown, a lengthy or severe recession or declining real
estate values could harm our operations.

Our Property may be susceptible to economic slowdowns or recessions, which
could lead to financial losses in our investments and a decrease in revenues, net
income and assets. An economic slowdown or recession, in addition to other non-
economic factors such as an
excess supply of properties, could have a material negative impact on the values of, and thecash flows from, residential real estate properties
operations, financial condition, business prospects and our ability to make
distributions to our Investors

Deficiencies in our internal control over financial reporting could adversely affect our ability to
present accurately our financial statements and could materially and adversely
affect us, including our business, reputation, results of operations, financial
condition or liquidity. Effective internal control is necessary for us to accurately
report our financial results. There can be no guarantee that our internal control
over financial reporting will be effective in accomplishing all control objectives all
of the time. As we grow our business, our internal control will become more
complex, and we may require significantly more resources to ensure our internal
control remains effective. Deficiencies, including any material weakness, in
our internal control over financial reporting which may occur in the future couldresult in misstatements
of our results of operations that could require a restatement, failing to meet our
reportingobligations and causing investors to lose confidence in our reported financial
information. These events could materially and adversely affect us, including our
business, reputation, results of operations, financial condition or liquidity.

The Company is not subject to Sarbanes-Oxley regulations and may lack the
financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet
the standards of a public company, including the requirements of the Sarbanes
Oxley Act of 2002. As a privately- held (non-public) Company, the Company is
currently not subject to the
Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflectits status as a
development stage, non-public company. There can be no guarantee that there
are no significant deficiencies or material weaknesses in the quality of the
Company's financial and disclosure controls and procedures. If it were necessary
to implement such financial and disclosure controls and procedures, the cost to
the Company of such compliance could be substantial and could have a
material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in
violation of any of the federal, state, or local laws or regulations applicable to us,
our business could suffer.

We are also subject to a wide range of federal, state, and local laws and
regulations, such
as local licensing requirements,and retail financing, debt collection, consumer protection, environmental,
health and safety, creditor, wage-hour, anti-discrimination, whistleblower
and other employment practices laws and regulations and we expect these costs
to increase going forward. The violation of these or future requirements or laws
and regulations could result in administrative, civil, or criminal sanctions against
us, which may include fines, a cease and desist order against the subject
operations or even revocation or suspension of our license
to operate the subject business. As a result, we have incurred and will continueto incur capital
and operating expenditures and other costs to comply with these requirements
and laws and regulations.

Rising construction costs and delayed construction schedule.

There exist general risks inherent in property investment and in the ownership of
properties, including rising construction costs, financing not available on
favorable terms, construction not completed on schedule or within budget
especially as well as the escalation of material prices. These factors, if occurring in
certain circumstances, can result in a material adverse effect on our business,
results of operations and financial position.

Impact of state and federal regulations

State and federal regulations could have a material impact on our businesses, financial
conditions, results of operations or growth prospects. The Company's business is
exposed to different and changing political, social, legal, tax, regulatory and
environmental requirements at the state or federal level. Further, new guidelines,
directives, policies or measures
bygovernments, whether fiscal, tax, regulatory, environmental or other competitive changes, may lead
to an increase in additional or unplanned operating expenses and capital
expenditures, increase in market capacity may adversely affectthe Company's businesses, financial conditions, results of
operations or growth prospects.

Changes in interest rates may affect our profitability and results of operations.

Changes in interest rates affect our financing costs and, ultimately, our results of
operations. We cannot assure you that mortgage rates will not fluctuate or that
they will not increase. We
cannot assure you that banks or other financialinstitutions from which we borrow will not raise lending rates for financing the Company in the
financing cost and could materially and adversely affect our business, financial
condition andresults of operations.

The Securities will not be freely tradable under the Securities Act until one year
from the initial purchase date. Although the Securities may be tradable under
federal securities law, state and other securities regulations may apply,
and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now
and likely will not ever be a public market for the Securities. Because the
Securities have not been registered under the Securities Act
or under the securitieslaws of any state or foreign jurisdiction, the Securities have
transfer restrictions and cannot be resold in the United
Statesexcept pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act orother securit
Securities may also adversely affect the price that you might be able to obtain for
the Securities in a private sale. Investors should be aware of the long-
term nature of theirinvestment in the Company. Each Investor in this Offering will
be required to represent
that they are purchasing theSecurities for their own account, for investment purposes and not with a view to
resale or distribution thereof.

Investors will not be entitled to any inspection or information rights other than
those required by law.

Investors will not have the right to inspect the books
and records of the Company or to receive financial or otherinformation from the Company, other than as required by law. Other security hold
report on Form C and no additional information. Additionally, there are
numerous methods by which the Company can terminate annual report
obligations, resulting in
noinformation rights, contractual, statutory or otherwise, owed to Investors. This lack of information
could put Investors at a disadvantage in general and with respect to other
security holders, including certain security holders who have rights toperiodic financial statements and updates
from the Company such as quarterly unaudited financials, annual projections
and budgets, and monthly progress reports, among other things.

Investors who are not U.S. Persons will not receive distributions until the earlier of
(a) the time of the sale of theProperty or (b) five (5) years.

We do not intend to make distributions to non-U.S. Persons until distributions
until the earlier
of (a) the time of the saleof the Property or (b) five (5) years. We intend to leave undistributed distributions
with our transfer agent, but may leave the funds in our bank account.
Investors will not be able to expedite or request their distributions early if they are non-
U.S. persons, this may reduce the return on investment, or in the event we
liquidate, may foreclose an investors' ability to receive distributions.

Shareholders' interests in
the Company's share capital may be diluted in the future.

In order to expand our business, we may consider offering and issuing additional Securities in the future, which mayresult in a dilution in our r
per Units.

The Company reserves the right to purchase back any number of the issued membership units at the initial price of sale, grant or distribution in case of any conduct by the member which results in injury to the Company, its affiliates, its officers, members, other community members, managers, directors, employees, contractors, in company's sole determination, including reputational harm to the company, defamation, hate speech, violation of community guidelines, interference or disruptions to the work of the company or its affiliates.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Philip Michael is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

The Offering

USE OF FUNDS

9. What is the purpose of this offering?

The Company intends to use the net proceeds of this offering for working capital and general corporate purposes, which includes the specific items listed in Item 10 below. While the Company expects to use the net proceeds from the Offering in the manner described above, it cannot specify with certainty the particular uses of the net proceeds that it will receive from from this Offering. Accordingly, the Company will have broad discretion in using these proceeds.

10. How does the issuer intend to use the proceeds of this offering?

If we raise: **$50,000**

Use of Proceeds:
- 70% Capital reserves (to protect against unexpected events like COVID lock downs)
- 25.5% legal and admin fees
- 4.5% Wefunder intermediary fee

If we raise: **$250,000**

Use of Proceeds:
- 45% Capital reserves
- 45% Asset operations, including marketing properties
- 5.5% legal and admin fees
- 4.5% Wefunder intermediary fee

INSTRUCTION TO QUESTION 10: An issuer must provide a reasonably detailed description of any intended use of proceeds, such that investors are provided with an adequate amount of information to understand how the offering proceeds will be used. If an issuer has identified a range of possible uses, the issuer should identify and describe each probable use and the factors the issuer may consider in allocating proceeds among the potential uses. If the issuer will accept proceeds in excess of the target offering amount, the issuer must describe the purpose, method for allocating oversubscriptions, and intended use of the excess proceeds with similar specificity. Please include all potential uses of the proceeds of the offering, including any that may apply only in the case of oversubscriptions. If you do not do so, you may later be required to amend your Form C. Wefunder is not responsible for any failure by you to describe a potential use of offering proceeds.

DELIVERY & CANCELLATIONS

11. How will the issuer complete the transaction and deliver securities to the investors?

Book Entry and Investment in the Co-Issuer. Investors will make their investments by investing in interests issued by one or more co-issuers, each of which is a special purpose vehicle ("SPV"). The SPV will invest all amounts it receives from investors in securities issued by the Company. Interests issued to investors by the SPV will be in book entry form. This means that the investor will not receive a certificate representing his or her investment. Each investment will be recorded in the books and records of the SPV. In addition, investors' interests in the investments will be recorded in each investor's "Portfolio" page on the Wefunder platform. All references in this Form C to an Investor's investment in the Company (or similar phrases) should be interpreted to include investments in a SPV.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

An investor's right to cancel. An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.

If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Company will give each investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.

The Company's right to cancel. The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Ownership and Capital Structure

THE OFFERING

13. Describe the terms of the securities being offered.

Priced Round: pre-money valuation of $1,177,750.

See exact security attached as Appendix B, Investor Contracts

TEMPLE I, LLC is offering up to 250,000 membership interests, at a price per interest of $1.00.

The campaign maximum is $250,000 and the campaign minimum is $50,000.00.

Securities Issued by the SPV

Instead of issuing its securities directly to investors, the Company has decided to issue its securities to the SPV, which will then issue interests in the SPV to investors. The SPV has been formed by Wefunder Admin, LLC and is a co-issuer with the Company of the securities being offered in this offering. The Company's use of the SPV is intended to allow investors in the SPV to achieve the same economic exposure, voting power, and ability to assert State and Federal law rights, and receive the same disclosures, as if they had invested directly in the Company. The Company's use of the SPV will not result in any additional fees being charged to investors.

The SPV has been organized and will be operated for the sole purpose of directly acquiring, holding and disposing of the Company's securities, will not borrow money and will use all of the proceeds from the sale of its securities solely to purchase a single class of securities of the Company. As a result, an investor investing in the Company through the SPV will have the same relationship to the Company's securities, in terms of number, denomination, type and rights, as if the investor invested directly in the Company.

Voting Rights

If the securities offered by the Company and those offered by the SPV have voting rights, those voting rights may be exercised by the investor or his or her proxy. The applicable proxy is the Lead Investor, if the Proxy (described below) is in effect.

Proxy to the Lead Investor

The SPV securities have voting rights. With respect to those voting rights, the investor and his, her, or its transferees or assignees (collectively, the "Investor"), through a power of attorney granted by Investor in the Investor Agreement, has appointed or will appoint the Lead Investor as the Investor's true and lawful proxy and attorney (the "Proxy") with the power to act alone and with full power of substitution, on behalf of the Investor to: (i) vote all securities related to the Company purchased in an offering hosted by Wefunder Portal, and (ii) execute, in connection with such voting power, any instrument or document that the Lead Investor determines is necessary and appropriate in the exercise of his or her authority. Such Proxy will be irrevocable by the Investor unless and until a successor lead investor ("Replacement Lead Investor") takes the place of the Lead Investor. Upon notice that a Replacement Lead Investor has taken the place of the Lead Investor, the Investor will have five (5) calendar days to revoke the Proxy. If the Proxy is not revoked within the 5-day time period, it shall remain in effect.

Restriction on Transferability

The SPV securities are subject to restrictions on transfer, as set forth in the Subscription Agreement and the Limited Liability Company Agreement of Wefunder SPV, LLC, and may not be transferred without the prior approval of the Company, on behalf of the SPV.

14. Do the securities offered have voting rights?

☑ Yes
☐ No

15. Are there any limitations on any voting or other rights identified above?

See the above description of the Proxy to the Lead Investor.

16. How may the terms of the securities being offered be modified?

This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended only by a writing executed by all parties.

RESTRICTIONS ON TRANSFER OF THE SECURITIES BEING OFFERED:

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;
2. to an accredited investor;
3. as part of an offering registered with the U.S. Securities and Exchange Commission; or
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Membership Interests	2,000,000	1,177,750	Yes ⌄

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	

Describe any other rights:

Profits/Losses. For financial accounting and tax purposes, the Company's net profits or net losses shall be determined on an annual basis and shall be allocated to the Members in proportion to each Member's relative capital interest in the Company as set forth in Schedule 2 of the Operating Agreement as amended from time to time in accordance with U.S. Department of the Treasury Regulation 1.704-1.

Distributions. Manager shall determine and distribute available funds if and when they see fit. Available funds, as referred to herein, shall mean the net cash of the Company available after appropriate provision for expenses and liabilities, as determined by the Manager.
Distributions in liquidation of the Company or in liquidation of a Member's interest shall be made in accordance with the positive capital account balances pursuant to U.S. Department of the Treasury Regulation 1.704.1(b)(2)(ii)(b)(2). To the extent a Member shall have a negative capital account balance, there shall be a qualified income offset, as set forth in U.S. Department of the Treasury Regulation 1.704.1(b)(2)(ii)(d). Manager shall cause the Company to distribute available funds in the following order of priority:

(a) First, to the Company's Members in proportion to their respective capital contributions, until the Members have received amounts equal to their capital contributions;

(b) Second, to the Company's Members in proportion to their respective capital contributions, until the Members have received a non-compounded preferred return of 8% per annum on their capital contributions; and

(c) Thereafter, distributed funds exceeding the terms of subpara. (b) of this section shall be apportioned as follows:

a. fifty percent (50%) shall be apportioned between Manager and Point Builders & Design Concepts, LLC ("PB+DC") in the following manner: Manager (90%) and PB+DC (10%); and

b. fifty percent (50%) shall be apportioned pro rata to the Members of the Company in proportion to their respective equity interests in the Company.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The holders of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way. For example, those interest holders could vote to change the terms of the agreements governing the Company's operations or cause the Company to engage in additional offerings (including potentially a public offering).

These changes could result in further limitations on the voting rights the Investor will have as an owner of equity in the Company, for example by diluting those rights or limiting them to certain types of events or consents.

To the extent applicable, in cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional equity, an Investor's interest will typically also be diluted.

Based on the risk that an Investor's rights could be limited, diluted or otherwise qualified, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Additional risks related to the rights of other security holders are discussed below, in Question 20.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

No.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

As holders of a majority-in-interest of voting rights in the Company, **the unitholders** may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, **the unitholders** may change the terms of the Operating Agreement for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. **The unitholders** may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. **The unitholders** have the right to redeem their securities at any time. Unitholders could decide to force the Company to **redeem** their **securities** at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability.In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional units, an Investor's interest will typically also be diluted.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common unit that take into account factors such as the following:

1. unrelated third party valuations of our common unit;
2. the price at which we sell other securities, such as convertible debt or preferred Unit, in light of the rights, preferences and privileges of our those securities relative to those of our common unit;
3. our results of operations, financial position and capital resources;
4. current business conditions and projections;
5. the lack of marketability of our common unit;
6. the hiring of key personnel and the experience of our management;
7. the introduction of new products;
8. the risk inherent in the development and expansion of our products;
9. our stage of development and material risks related to our business;
10. the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
11. industry trends and competitive environment;
12. trends in consumer spending, including consumer confidence;
13. overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
14. the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Management, and the Investor will have no independent right to name or remove an officer or member of the Management of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from unitholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the Management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's

of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

Loan

Lender	iFundcities
Issue date	09/08/21
Amount	$1,400,000.00
Outstanding principal plus interest	$1,385,433.00 as of 09/29/22
Interest rate	6.875% per annum
Maturity date	12/31/51
Current with payments	Yes

This loan increased in size in 2022 because we refinanced the original loan with a new loan once the property was stabilized.

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
10/2020	Regulation Crowdfunding	Membership Interests	$360,000	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or (4) any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

MFP, Invest, LLC ("MFP"), the majority member of the Company, transferred the deed to the Property to this company. MFP is wholly owned by NYCE Companies, Inc. Michael Philip is a beneficial owner of MFP (as a 33.3% shareholder of NYCE Companies, Inc.) and of the Company (as a beneficial owner of MFP, the Company's majority member). MFP transfered the title to the Property to the Company as its initial contribution, in exchange for 85.6% of 25 membership interest, valued at approximately $700,000.

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

TEMPLE I aka The Tech Mansion is Phase 1 of Philicon Square, a mini neighborhood we're building by Temple University, to house and support the next generation of entrepreneurs. TEMPLE I houses 17 people who get to live in safe, luxurious surroundings while getting the support to build the next big thing.

Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future, if any.

Milestones

TEMPLE I, LLC was incorporated in the State of Pennsylvania in June 2020.

TEMPLE I, LLC is a single-asset subsidiary of MFP Invest, LLC, a wholly-owned subsidiary of NYCE Companies, Inc. As a majority shareholder, NYCE may collect any monies lent to TEMPLE I, LLC. TEMPLE I, LLC is managed by NYCE Companies, Inc., which is run by CEO Philip Michael and its board.

Since then, we have:

- Student Housing complex by Temple U 💎

- Fully occupied and cash-flowing 🔑

- $21,250 June income ($255K/annualized) 💰

- Seen on CNBC, Yahoo Finance, Forbes and more ✅

- 150% valuation increase since first raise 📈

- Wealth academy membership 💎

Historical Results of Operations

Our company was organized in June 2020 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended December 31, 2021, the Company had revenues of $31,689 compared to the year ended December 31, 2020, when the Company had revenues of $0.

- *Assets.* As of December 31, 2021, the Company had total assets of $1,745,819, including $53,559 in cash. As of December 31, 2020, the Company had $1,539,901 in total assets, including $14,961 in cash.

- *Net Loss.* The Company has had net losses of $17,757 and net income of $0 for the fiscal years ended December 31, 2021 and December 31, 2020, respectively.

- *Liabilities.* The Company's liabilities totaled $1,400,000 for the fiscal year ended December 31, 2021 and $1,176,325 for the fiscal year ended December 31, 2020.

Liquidity & Capital Resources

To date this entity has been funded with $360,000 of equity and $1.4M of debt in the form of a mortgage.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 24 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

TEMPLE I, LLC cash in hand is $1,130, as of October 2022. Over the last three months, revenues have averaged $21,250/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $5,000/month, for an average net margin of $16,250 per month. We are currently profitable.

TEMPLE I, LLC is fully operational with $21,250 in June gross income. We expect revenues and expenses to continue as they have been the last 3 - 6 months.

This entity is cash-flowing and profitable. Our hope is to introduce dividends and provide trading liquidity in 12 months via Securitize.,io. We've signed an agreement and completed due diligence with Securitize.io to list TEMPLE I, LLC membership units on their Alternative Trading System (ATS), thus providing optional liquidity for investors. We hope that investors in this round will be able to trade their equity/membership units in 12 months, per Reg. CF rules, as the security will be considered tradable, subject to trading volume. This cannot be guaranteed.

The building is operating from cash flow. This is an opportunity for the NYCE community to own our first completed development, while also giving Temple I capital reserves for building operations in the event of further uncertainty around interest policy.

Forward-looking projections cannot be guaranteed.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Philip Michael, certify that:

(1) the financial statements of TEMPLE I, LLC included in this Form are true and

complete in all material respects ; and

(2) the tax return information of TEMPLE I, LLC included in this Form reflects

accurately the information reported on the tax return for TEMPLE I, LLC filed for

the most recently completed fiscal year.

Philip Michael
CEO

STAKEHOLDER ELIGIBILITY

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

    i. in connection with the purchase or sale of any security? ☐ Yes ☑ No

    ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

    iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

    i. in connection with the purchase or sale of any security? ☐ Yes ☑ No

    ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

    iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

    i. at the time of the filing of this offering statement bars the person from:

        A. association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No

        B. engaging in the business of securities, insurance or banking? ☐ Yes ☑ No

        C. engaging in savings association or credit union activities? ☐ Yes ☑ No

    ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

    i. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

    ii. places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

    iii. bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

    i. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

    ii. Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

☐ Yes ☑ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

INSTRUCTIONS TO QUESTION 30: Final order means a written directive or declaratory statement issued by a federal or state agency, described in Rule 503(a)(3) of Regulation Crowdfunding, under applicable statutory authority that provides for notice and an opportunity for hearing, which constitutes a final disposition or action by that federal or state agency.

No matters are required to be disclosed with respect to events relating to any affiliated issuer that occurred before the affiliation arose if the affiliated entity is not (i) in control of the issuer or (ii) under common control with the issuer by a third party that was in control of the affiliated entity at the time of such events.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and

- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Lead Investor. As described above, each Investor that has entered into the Investor Agreement will grant a power of attorney to make voting decisions on behalf of that Investor to the Lead Investor (the "Proxy"). The Proxy is irrevocable unless and until a Successor Lead Investor takes the place of the Lead Investor, in which case, the Investor has a five (5) calendar day period to revoke the Proxy. Pursuant to the Proxy, the Lead Investor or his or her successor will make voting decisions and take any other actions in connection with the voting on Investors' behalf.

The Lead Investor is an experienced investor that is chosen to act in the role of Lead Investor on behalf of Investors that have a Proxy in effect. The Lead Investor will be chosen by the Company and approved by Wefunder Inc. and the identity of the initial Lead Investor will be disclosed to Investors before Investors make a final investment decision to purchase the securities related to the Company.

The Lead Investor can quit at any time or can be removed by Wefunder Inc. for cause or pursuant to a vote of investors as detailed in the Lead Investor Agreement. In the event the Lead Investor quits or is removed, the Company will choose a Successor Lead Investor who must be approved by Wefunder Inc. The identity of the Successor Lead Investor will be disclosed to Investors, and those that have a Proxy in effect can choose to either leave such Proxy in place or revoke such Proxy during a 5-day period beginning with notice of the replacement of the Lead Investor.

The Lead Investor will not receive any compensation for his or her services to the SPV. The Lead Investor may receive compensation if, in the future, Wefunder

Advisors LLC forms a fund ("Fund") for accredited investors for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such as circumstance, the Lead Investor may act as a portfolio manager for that Fund (and as a supervised person of Wefunder Advisors) and may be compensated through that role.

Although the Lead Investor may act in multiple roles with respect to the Company's offerings and may potentially be compensated for some of its services, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of securities issued by or related to the Company. As a result, the Lead Investor's interests should always be aligned with those of Investors. It is, however, possiblethat in some limited circumstances the Lead Investor's interests could diverge from the interests of Investors, as discussed in section 8 above.

Investors that wish to purchase securities related to the Company through Wefunder Portal must agree to give the Proxy described above to the Lead Investor, provided that if the Lead Investor is replaced, the Investor will have a 5-day period during which he or she may revoke the Proxy. If the Proxy is not revoked during this 5-day period, it will remain in effect.

Tax Filings. In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each investor's taxpayer identification number ("TIN") (e.g., social security number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days prior to the date of any distribution from the SPV. If an investor does not provide their TIN within this time, the SPV reserves the right to withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as the SPV's reasonable estimation of any penalties that may be charged by the IRS or other relevant authority as a result of the investor's failure to provide their TIN. Investors should carefully review the terms of the SPV Subscription Agreement for additional information about tax filings.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:

(a) a description of the material content of such information;

(b) a description of the format in which such disclosure is presented; and

(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

http://techmansion.co/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

SPV Subscription Agreement - Early Bird
Early Bird Early Bird TEMPLE I SAFE
SPV Subscription Agreement
TEMPLE I SAFE

Appendix C: Financial Statements

Financials 1
Financials 2

Appendix D: Director & Officer Work History

Philip Michael

Appendix E: Supporting Documents

ttw_communications_109331_142834.pdf
Temple_I_Operating_Agreement_Republic__2__copy.pdf

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

SPV Subscription Agreement - Early Bird

Early Bird Early Bird TEMPLE I SAFE

SPV Subscription Agreement

TEMPLE I SAFE

Appendix C: Financial Statements

Financials 1

Financials 2

Appendix D: Director & Officer Work History

Philip Michael

Appendix E: Supporting Documents

ttw_communications_109331_142834.pdf

Temple_I_Operating_Agreement_Republic__2__copy.pdf

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

TEMPLE I, LLC

By

Philip Michael

CEO, NYCE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Philip Michael

CEO, NYCE

11/3/2022

The Form C must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Form C to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Form C on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.

